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                       G. DAVID GORDON & ASSOCIATES, P.C.
                          7633 E 63RD PLACE, SUITE 210
                              TULSA, OKLAHOMA 74133





                                 April 18, 2006



VIA FEDEX
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Nasreen Mohammed
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.   20549


             RE: WORLD MARKETING, INC.
                 REGISTRATION NO. 333-129148

Dear Mr. Mohammed:

         Pursuant to your most recent comments, enclosed please find World Marketing, Inc.'s response and a red-lined version of the SB-2/A Registration Statement filed on EDGAR.

         Upon your review of the document, do not hesitate to contact me should you have any further questions.




                                        Very truly yours,

                                        G. DAVID GORDON & ASSOCIATES, P.C.


                                        /s/ G. David Gordon
GDG:saw


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Exhibit A

Risk Factors
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We Are Dependent For Our Success on One Key Executive... page 8
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     1.   Please delete the last sentence in this risk factor since this is mitigating language.

     The last sentence in this risk factor will be deleted.

Item 7. Selling Security Holders, page 13

Blue Sky, page 13

     2. We note the disclosure you have added in response to prior comment 4 that you "would expect the application to be filed within 30 days after approval of the SB-2." (emphasis added) Please note that the staff does not "approve" registration statements. You may revise to state, if true, that the expected timing is 30 days after your SB-2 is declared effective.

     The wording will be changed as requested.

Item 16. Description of Business, page 17
-----------------------------------------

     3. We note that you have entered into an agreement to extend the term of the final payment due under your one transaction to August 25, 2006. Please file the amendment to your agreement as an exhibit.

     The amendment will be attached as an additional exhibit on the amended filing.

Item 17. Management's Discussion and Analysis or Plan of Operation, page 19
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     4.   Please disclose the basis for you statement that you "expect to be able to obtain a first mortgage loan in the amount of $150,000." Also, please see prior comment 11 and disclose what recourse the seller has if you are not able to make the final $10,000 payment by August 25, 2006.

     The end of the last paragraph on page 28 before "Off-Balance Sheet Arrangements" will be modified as follows:

     We have two primary funding sources for additional funding in the event we do not sell the property by April 1, 2006. Based upon our discussions with a mortgage banker, we expect to be able to obtain a first mortgage loan in the amount of up to $150,000. As of April 11, 2006, we have raised an additional $65,000 from private placement sales of our common stock. We obtained an extension of the $10,000 balance due on February 25, 2006 until August 25, 2006. From the $65,000 in additional equity proceeds, we reduced the $10,000 balance to $3,000. The seller of the property would have the normal remedies of law available in the event we did not pay the remaining balance due.


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Report of Independent Registered Public Accounting Firm, page 24
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     5.   We note your response to prior comment 12. It does not appear an audit was done in accordance with PCAOB Standards. Please engage an auditor to perform an audit in accordance with PCAOB Standards or request your auditor to provide a detailed analysis supporting how all PCAOB Standards were complied with in the performance of the audit of your financial statements for the two years ended August 31, 2005. We may have further comments.

     Pursuant to our discussions, the Company's auditor, Creason & Associates, P.L.L.C., ("Creason") has had its representatives complete a full inspection of the real estate property located at 125 Division Avenue, Brooklyn, New York 11211 and reviewed the legal documentation concerning the acquisition by the Company. Based upon Creason's inspection of the three-bedroom and two-bath residential condominium located in Brooklyn, New York, and coupled with the outside appraisal completed on the property, the auditor believes the PCAOB standards have been complied with in regards to the Company's audit. In addition, we have engaged Paritz & Co. the new auditor for the Company who will commence our audits and any necessary reviews upon the SB-2 becoming effective. Their office is located at 15 Warren Street, Hackensack, New Jersey 07601. They are registered in both New Jersey and New York.

Item 28. Undertakings, page 44
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     6.   We cannot locate new Item 512(g)(2) of Regulation S-B, which was adopted in Securities Offering Reform, Release No. 33-8591 (July 19,
          2005), which is available on our web site at http://www.sec.gov/rules/final/2208591fr.pdf. Please include this undertaking.

     This undertaking will be added to the amended SB-2.

Exhibit 5.1 - Opinion of G. David Gordon & Associates, P.C.
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     7.   Please have counsel address its opinion to World Marketing rather than to the Commission.

     The opinion will be amended accordingly.